SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549
                      _____________________
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                    (Amendment No.         )

                     COMPTEK RESEARCH, INC.
                    ________________________
                        (Name of Issuer)

                 Common Stock (Par Value $0.02)
                ________________________________
                 (Title of class of securities)

                           204682 10 8
                      ____________________
                         (CUSIP number)

    Christopher A. Head, Executive Vice President and General
                Counsel, Comptek Research, Inc.,
          2732 Transit Road, Buffalo, NY (716) 677-4070
 _______________________________________________________________
          (Name, address and telephone number of person authorized to receive notices and communications)

                          March 7, 1996
      _____________________________________________________
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rue 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).
                 (Continued on following pages)
                       (Page 1 of 5 Pages)

CUSIP No. 204682 10 8         13D       Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE

     Nichan Tchorbajian, S.S. # ###-##-####
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)   [ ]
                                                        (b)   [ ]
_________________________________________________________________
3    SEC USE ONLY

________________________________________________________________
4    SOURCE OF FUNDS*
     PF
_________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                              [ ]
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
_________________________________________________________________


NUMBER OF      7    SOLE VOTING POWER
SHARES              304,143
BENEFICIALLY   _________________________________________________
OWNED BY       8    SHARED VOTING POWER
EACH                N/A
REPORTING      _________________________________________________
PERSON         9    SOLE DISPOSITIVE POWER
                    304,143
               _________________________________________________
               10   SHARED DISPOSITIVE POWER
                    N/A
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     304,143
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                       [ ]
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.922%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN
_________________________________________________________________
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204682 10 8    SCHEDULE 13D        Page 3 of 5 Pages


ITEM 1.   SECURITY AND ISSUER

               This statement on Schedule 13D is filed with respect to Comptek Research, Inc. (the "Issuer"), which has it principal executive offices at 2732 Transit Road, Buffalo, New York 14224, (716) 677-4070. This statement relates to the Issuer's Common Stock, $0.02 par value (the "Common Stock").

ITEM 2.   IDENTITY AND BACKGROUND

               This statement is filed by Nichan Tchorbajian ("Mr Tchorbajian") who has his principal business address at 96-10 23rd Avenue, East Elmhurst, New York 11369-1230. Mr. Tchorbajian is employed at such address as a Vice President and Chief Scientist for the Advanced Systems Division of Comptek Federal Systems, Inc., a wholly owned subsidiary of the Issuer. Prior to such employment, which was effective as of March 1, 1996, Mr. Tchorbajian was the President of Advanced Systems Development, Inc. ("ASDI") a New York corporation which was acquired by the Issuer in a transaction completed on March 7, 1996.

               Mr. Tchorbajian has not, during the last five years, been convicted in a criminal proceeding of any offense (excluding traffic violations or similar misdemeanors), nor was he during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

               Mr. Tchorbajian is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               On March 7, 1996 Mr. Tchorbajian exchanged 227 shares of ASDI (representing approximately 45 percent of the then outstanding shares of ASDI) for 304,143 shares of the Issuer (representing approximately 5.9 percent of outstanding shares of the Issuer as of the date hereof) in connection with the Issuer's acquisition of 100 percent of the outstanding shares of ASDI and the merger of ASDI into Comptek Federal Systems, Inc. a wholly owned subsidiary of the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION

               The shares of the Issuer identified in Item 3 were acquired for investment.

               Mr. Tchorbajian reserves the right to sell securities of the Issuer and to purchase additional securities of the Issuer. Mr. Tchorbajian presently has no plans or proposals which relate to or would result in:

CUSIP No. 204682 10 8    SCHEDULE 13D        Page 4 of 5 Pages


          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section 13 of the Investment Company Act of 1940;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by an person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               As of the date hereof, Mr. Tchorbajian owns directly 304,143 shares of Common Stock of the Issuer.
          He has sole power to vote or to direct the vote of all such shares.

               Mr. Tchorbajian has had no transactions in the shares of the Common Stock of the Issuer in the last sixty (60) days, except for the transaction described in Item 3.

CUSIP No. 204682 10 8    SCHEDULE 13D        Page 5 of 5 Pages



ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None

Signature:

     After reasonable inquiry and to the best of the reporting person's knowledge and belief, the undersigned reporting person certifies that the information set forth in this statement is true, complete and correct.

Date:     03/18/96

Signature:     /S/Nichan Tchorbajian

Name:          Nichan Tchorbajian